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Pauli Andersen

Chairman of the board, company broker and consultant. Targeted strategic, legal, financial and technical advice

Copenhagen Area, Capital Region, Denmark

Message 

E / F Consultancy

 **Copenhagen Business School**

 **See contact info**

 **500+ connections**

Generalist with specialist knowledge in technical, legal, economic and strategic management focusing on result-oriented solutions for companies and owner associations.

Experience

Founder, director and consultant
E / F Consulting
Mar 2006 – Present · 13 yrs 3 mos
Hørsholm

Financial, legal and technical advice for owner
association
boards Effective owner associations for the benefit of the owner- owners www.ef-raadgivning.dk

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Founder, Director and Business Broker
ProConsult Business Brokers
Mar 1990 – Present · 29 yrs 3 mos
Hørsholm

Business and capital provision, purchase and sale of companies, including acquisitions of companies for large groups.
www.pro-consult.dk

Management Consultant/Headhunter
EGOR Scandinavia A/S
Oct 1988 – Feb 1990 · 1 yr 5 mos
Copenhagen Area, Denmark

Management consultant / headhunter in Europe's second largest recruitment company with tasks within recruitment and headhunting of senior employees, salespeople and specialists.

Adm. Manager
DanCad ApS
Mar 1988 – Sep 1988 · 7 mos
Copenhagen Area, Denmark

Adm. CEO of computer company - distributor of AutoCAD - with approx. 25 employees until the company was taken over by a competitor, turnaround task.

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Jan 1987 – Feb 1988 · 1 yr 2 mos
Copenhagen Area, Denmark
Management consultant / headhunter with tasks within recruitment and headhunting of senior employees, salespeople and specialists.

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Education



Copenhagen Business School
HA-jur. stud., Erhvervsret
1992 – 1995

Legal method, administrative law, EU law and business and company law.



Copenhagen Business School
Civiløkonom, HD, Organizational Sociology and Strategic Planning
1984 – 1988

Civiløkonom, HD i organisation og arbejdssociologi med strategisk planlægning som retning og hovedopgave i lederrekruttering og psykologiske test, Institut for Organisation og Arbejdssociologi.

Byggeteknisk Højskole, København
Bygningskonstruktør BTH, Projektering, materialevalg, planlægning, entrepriseret mv.
1976 – 1980

Speciale i "Solenergi - et fysisk-matematisk grundlag".
En lang række af tekniske rapporter og artikler, herunder i The International Journal of Solar Energy, samt international foredragsvirksomhed, herunder flere foredrag ved det fælles europæiske forskningscenter ISPRA i Milano, Italien.

Volunteer Experience

Chairman of the Board
SmartGurlz A/S, Denmark
Sep 2016 • 1 mo

www.smartgurlz.com

Founder and Chairman of the Board
International Touring Exhibitions Ltd. London
Mar 2016 • 1 mo

pa@internationaltouringexhibitions.com
www.internationaltouringexhibitions.com

Chairman of the Board
Thermo Packaging Group ApS
Nov 2015 • 1 mo

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